SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                     for the period ended September 30, 1999



                                 BP AMOCO p.l.c.
                 (Translation of registrant's name into English)


          BRITANNIC HOUSE, 1 FINSBURY CIRCUS, LONDON, EC2M 7BA, ENGLAND
                    (Address of principal executive offices)



        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                 Form 20-F         x            Form 40-F
                          ---------------------          ---------------------


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                   Yes                             No          x
                       ---------------------          ---------------------




THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-10588) OF BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-9790) OF BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-39075) OF BP AMERICA INC. AND BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-20338) OF BP AMERICA INC. AND BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-29102) OF THE STANDARD OIL COMPANY AND BP AMOCO p.l.c., THE
PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 33-21868) OF BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9020) OF BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9798) OF BP AMOCO p.l.c., AND THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP AMOCO p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS


GROUP RESULTS JANUARY - SEPTEMBER 1999


    Three months ended                                                                     Nine months ended
       September 30                                                                           September 30
       (Unaudited)                                                                            (Unaudited)
   1998             1999                                                                  1999             1998

  1,591            2,848    Total replacement cost operating profit             - $m     6,169            5,522
  1,089            1,743    Replacement cost profit before exceptional items    - $m     3,646            3,447
  1,671            1,205    Replacement cost profit for the period              - $m     2,085            4,091
  1,579            1,848    Historical cost profit for the period               - $m     3,307            3,211
    8.2              9.6    Profit per Ordinary Share                           - cents   17.1             16.8
    5.0              5.0    Dividends per Ordinary Share                        - cents   15.0             14.8

For further information on replacement cost profit see Note 6 of Notes to Consolidated Financial Statements.

The following discussion should be read in conjunction with the consolidated financial statements provided elsewhere in this Form 6-K and with the consolidated financial statements and related notes for the year ended December 31, 1998 included in BP Amoco's Report on Form 6-K filed with the Securities and Exchange Commission on July 7, 1999. The restated financial statements of BP Amoco included in BP Amoco's Report on Form 6-K filed on July 7, 1999 modify and supersede the financial statements included in BP Amoco's Annual Report on Form 20-F for the year ended December 31, 1998. The financial statements included in such Form 6-K have been restated to reflect the adoption of FRS No.12, effective as of January 1, 1999, and also to correct reserve information.

Effective January 1, 1999, the Group adopted UK Financial Reporting Standard No. 12 `Provisions, Contingent Liabilities and Contingent Assets (FRS 12)'. As a result of adopting this standard comparative figures have been restated. The effect of adopting the standard is shown in Note 2 of Notes to Consolidated Financial Statements.

Replacement cost profit before exceptional items (which excludes inventory holding gains and losses) was $1,743 million for the three months ended September 30, 1999, compared with $1,089 million for the equivalent period of 1998. These results included net special charges of $294 million ($212 million after tax) for the three months ended September 30, 1999, and $67 million ($50 million after tax) for the equivalent period of 1998. The special charges in the third quarter of 1999 were in respect of an asset write-down and non-recurring charges principally relating to integration costs. After excluding these special charges, the profit of $1,955 million for the three months ended September 30, 1999 represented an increase of 72% over the comparable result of 1998. This increase reflected performance improvements and an increase in oil and natural gas prices, and was achieved despite the adverse economic environment in the downstream businesses where higher feedstock costs could not be fully passed on to customers. Compared with the third quarter of 1998, performance improvements contributed around $400 million, reflecting higher volumes and lower cash costs, with the original BP Amoco merger benefit target of $2 billion per year before tax now fully achieved.

For the nine months ended September 30, 1999, the replacement cost profit before exceptional items was $3,646 million compared with $3,447 million for the equivalent period of 1998. The result for the nine months ended September 30, 1999 included net special charges of $605 million ($437 million after tax) compared with $225 million ($118 million after tax) for the same period in 1998. The special charges in 1999 related mainly to integration costs and an asset write-down. After adjusting to exclude these special items, the result for the nine months ended September 30, 1999 was $4,083 million compared with $3,565 million in 1998. Performance improvements more than compensated for the adverse net effect of the economic environment with the severe deterioration in margins in the downstream businesses only partly offset by higher crude oil realizations.

The historical cost profit for the three months ended September 30, 1999 was $1,848 million including inventory holding gains of $643 million. For the equivalent period of 1998 there was a profit of $1,579 million after inventory holding losses of $92 million. The results for the third quarter of 1999 included net exceptional charges of $501 million ($538 million after tax) in respect of restructuring costs and net losses on the sale of fixed assets and businesses; those for the comparable period of 1998 included net exceptional profits of $780 million ($582 million after tax) on the sale of fixed assets and businesses.

Page 3
                        BP AMOCO p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


For the nine months ended September 30, 1999 the historical cost profit was $3,307 million including inventory holding gains of $1,222 million. This compares with a profit of $3,211 million after inventory holding losses of $880 million for the equivalent period of 1998. Included in the results for the nine months ended September 30, 1999 were net exceptional charges of $1,745 million ($1,561 million after tax) for restructuring costs and net losses on the sale of fixed assets and businesses. The results for the equivalent period of 1998 included net profits on the sale of fixed assets and businesses of $858 million ($644 million after tax).

Taxation, other than production taxes, charged for the three months ended September 30, 1999 was $738 million compared with $371 million in the equivalent period last year. This included a tax charge of $37 million in respect of exceptional items compared with $198 million for the third quarter of 1998. The effective tax rate on replacement cost profit before exceptional items was 28% for the three and nine months ended September 30, 1999.

Net cash inflow for the three months ended September 30, 1999 was $363 million, compared with $684 million for the equivalent period of 1998. For the nine months ended September 30, 1999, net cash outflow was $1,990 million, compared with $811 million for the equivalent period of 1998.

Capital expenditure for the three months ended September 30, 1999 was $1.6 billion, a decrease of 35% compared with the same period in the previous year. Capital expenditure for the nine months ended September 30, 1999 also represented a decrease of 35% compared with the equivalent period of 1998. These decreases reflect the increased focus in the capital program, which is on track for the year's target of $7 billion. Divestment proceeds received in the three months and the nine months ended September 30, 1999 amounted to $615 million and $1,146 million, respectively.

Net debt at the quarter end was $14.8 billion. The ratio of net debt to net debt plus equity was 25%. This is at the bottom of the Group's target range of 25-30% for this ratio. Interest expense for the three months ended September 30, 1999 was $355 million compared with $313 million in the equivalent period of 1998. The increase in interest expense resulted from higher debt and a lower level of capitalized interest.

BP Amoco p.l.c. announced a third quarterly dividend for 1999 of 5 cents per Ordinary Share. Holders of Ordinary Shares will receive 3.033 pence per share and holders of American Depositary Receipts (ADRs) $0.30 per ADS share. The dividend is payable on December 10, 1999 to shareholders on the register on November 19, 1999. Participants in the Dividend Reinvestment Plan or the dividend reinvestment facility in the US Direct Access Plan will receive the dividend in the form of shares on December 10, 1999.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


DETAILED REVIEW OF BUSINESSES (EXCLUDING EXCEPTIONAL ITEMS)

EXPLORATION AND PRODUCTION


    Three months ended                                                                     Nine months ended
       September 30                                                                           September 30
       (Unaudited)                                                                            (Unaudited)
   1998             1999                                                                  1999             1998

    732            2,240    Total replacement cost operating profit           - $m       4,561            2,789
                            Results included:
    216              141    Exploration expense                               - $m         437              657

                            Key Statistics:
  11.59            19.17    Average prices        : Crude oil and natural     - $/bbl    14.68            12.46
                            realized by BP Amoco      gas liquids

   1.77             1.99                          : Natural gas               - $/mcf     1.87             1.93

  2,029            2,047    Crude oil and liquids production (net of          - mb/d     2,065            2,027
                            royalties)

  5,344            5,917    Natural gas production (net of royalties)         - mmcf/d   5,977            5,746

  2,950            3,067    Total production (net of royalties) (a)           - mboe/d   3,096            3,018

 (a) Expressed in thousands of barrels of oil equivalent per day (mboe/d). Gas is converted to oil equivalent at 5.8 billion cubic feet : 1 million barrels.

 (b) Further operating information is shown on page 16.

Exploration and Production's replacement cost operating profit for the three months ended September 30, 1999 was $2,382 million, after adjusting for special charges of $142 million. The adjusted result was over three times the amount of the equivalent period last year. Average oil realizations increased by around $7.50 a barrel, while average natural gas realizations were up 22 cents per thousand cubic feet. There were also significant underlying improvements including cost savings, lower exploration expense and higher production. The special charges for the three months ended September 30, 1999 comprised a $100 million write-down on Badami, Alaska and non-recurring costs, principally relating to integration activities. There were no special charges in the equivalent period of 1998.

Oil and gas production were up on a year ago by 1% and 11%, respectively. Oil production in the UK increased with a significant contribution from the Eastern Trough Area Project in the central North Sea and from Schiehallion, west of Shetland. This increase, combined with the higher production from the Lower 48 states in the USA, more than offset natural declines in production in Alaska. The higher gas production mainly reflected additional capacity in Trinidad. Future levels of production will be affected by the program of divestments of non-strategic assets started during the quarter.

The replacement cost operating profit for the nine months ended September 30, 1999 was $4,817 million after adjusting for special charges of $256 million. This represented an increase of 63% over the replacement cost operating profit of the equivalent period of 1998 with average oil realizations some $2 per barrel higher. The increase in profit compared with the first nine months of 1998 reflected lower costs and increased production, and higher oil and natural gas prices in the third quarter, which were partially offset by the depressed prices of the earlier part of 1999. The special charges for the nine months ended September 30, 1999 relate mainly to integration costs and an asset write-down; the net special charges for the equivalent period of 1998, which amounted to $158 million, comprised impairment charges offset by an insurance claim receipt.

During the third quarter of 1999, the Canadian oil properties were sold. Shortly after the quarter end arrangements were made to dispose of the Group's interest in the Pedernales field in Venezuela, subject to approvals. Production from these assets has averaged 74,000 barrels per day in 1999.

In October, it was announced that BP Amoco was purchasing all of the shares it did not already own in ProGas, a major Canadian natural gas supply aggregator. The deal is expected to close by the end of the year. During the quarter, the group agreed to market the Provincial Crown Corporation's 45 million cubic feet per day of natural gas production flowing from the Sable Offshore Energy Project located offshore Nova Scotia, Canada.

Page 5
                        BP AMOCO p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


REFINING AND MARKETING


    Three months ended                                                                     Nine months ended
       September 30                                                                           September 30
       (Unaudited)                                                                            (Unaudited)
   1998             1999                                                                  1999             1998

    680              641    Total replacement cost operating profit           - $m       1,547            2,058
   1.16             1.30    Indicative global refining margin *               - $/bbl     0.99             1.90
  2,658            2,506    Refinery throughputs                              - mb/d     2,524            2,742
  3,140            3,151    Marketing sales                                   - mb/d     3,158            3,091

 *     BP Amoco average

 (b) Further operating information is shown on page 16.

Replacement cost operating profit for the three months ended September 30, 1999 was $662 million, after adjusting for special items of $21 million, principally in respect of integration costs. This result was down 3% on a year ago, reflecting the deteriorating environment. Rising product prices led to squeezed marketing margins. Although there was a short recovery in August and September, soft refining margins at the beginning and end of the quarter led to run cuts at a number of refineries. In both refining and marketing, operating profits continued to benefit significantly from cost reduction programs.

The adjusted result for the nine months ended September 30, 1999, at $1,618 million, represented a decrease of 21% on the same period of the previous year, with the severe deterioration in the economic environment significantly offset by performance improvements. Special charges amounted to $71 million for the first nine months of 1999 and related principally to integration costs.

There were no special charges in the three months or the nine months ended September 30, 1998.

In July, an agreement was signed with Primary Energy to develop, engineer and construct a natural gas-fired co-generation facility at the Whiting refinery in Indiana. The plant, which will generate 525 megawatts of power and substantial steam production, is scheduled to be completed during the second quarter of 2001. Also during the quarter, BP Amoco and Caltex Australia created a joint venture, Australasian Lubricants Manufacturing Company, to blend, package and warehouse lubricants. Operations began on October 1.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


CHEMICALS


    Three months ended                                                                      Nine months ended
       September 30                                                                           September 30
       (Unaudited)                                                                             (Unaudited)
   1998             1999                                                                   1999             1998

    306              143    Total replacement cost operating profit           - $m          547              975
    689              630    Chemicals integrated margin                       - Dm/te       538              865
  5,190            5,479    Production volumes                                - kte      16,137            15,095

Chemicals' replacement cost operating profit for the three months ended September 30, 1999 was $193 million, after adjusting for special charges of $50 million principally in respect of integration costs. This result was down 25% from the previous quarter and 46% compared with the same quarter last year, despite ongoing cost improvements across the chemicals portfolio. The market environment continued to deteriorate for most products, driven by a combination of rising feedstock prices and euro weakness. Both the three months and the nine months ended September 30, 1998 were adversely affected by a special charge in respect of several periodic and non-recurring items amounting to $50 million. These included unscheduled plant shutdowns and settlement of several legal disputes.

The adjusted result for the first nine months of 1999, at $667 million, was down 35% on a year ago, although the effect of the poor economic environment was partly offset by improved operating performance.

Chemicals production in the three months ended September 30, 1999 was similar to that of the previous quarter, with increased capacity offset by shutdowns. Production was up 6% compared to a year ago, reflecting additional capacity and debottleneckings.

During the quarter, BP Amoco sold its Plaskon electronic materials business, located in the USA and Singapore, and announced an agreement to sell its Fibers and Yarns business, located at several sites in south eastern USA. Progress also continued on restructuring, with the decision to close the styrene unit at Baglan Bay, and the announcement that European polybutene production will be consolidated at the plant in Lavera, France.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


OTHER BUSINESSES AND CORPORATE


    Three months ended                                                                     Nine months ended
       September 30                                                                           September 30
       (Unaudited)                                                                            (Unaudited)

1998             1999                                                                  1999             1998

   (127)            (176)   Replacement cost operating loss                   - $m        (486)            (300)

Other Businesses and Corporate comprises Finance, BP Solarex, the Group's coal asset, interest income and costs relating to corporate activities worldwide. Replacement cost operating loss for the three months ended September 30, 1999 was $95 million, after adjusting for special charges of $81 million principally in respect of integration costs. The adjusted loss for the nine months ended September 30, 1999 was $328 million, similar to the previous year's level. During the quarter, BP Amoco acquired APEX, a solar electric company based in Montpellier, France.


EXCEPTIONAL ITEMS


    Three months ended                                                                     Nine months ended
       September 30                                                                           September 30
       (Unaudited)                                                                            (Unaudited)
   1998             1999                                                                  1999             1998

    780             (317)   Profit (loss) on sale of fixed assets and         - $m         (58)             858
                            businesses
      -             (184)   Restructuring costs                               - $m      (1,687)               -
   (198)             (37)   Taxation credit (charge)                          - $m         184             (214)
    582             (538)   Exceptional items after taxation                            (1,561)             644

Exceptional items for the three months ended September 30, 1999 included the profit of some $280 million on the sale of the Canadian oil properties and a loss of some $730 million in respect of the sale of the Group's interest in the Pedernales field, together with further restructuring, relating mainly to severance.


OUTLOOK

The Group's overall outlook for the rest of the year remains broadly positive with favourable indications for both oil supply and aggregate demand conditions.

Crude  oil  prices  may  remain   reasonably  stable  if  supply  discipline  is
maintained.

Natural gas prices are expected to firm during the northern hemisphere winter.

Downstream marketing margins are likely to recover from recent lows as markets adjust to the higher oil price, though competition will remain intense. Refining margins, however, are expected to remain under continuing pressure.

In Chemicals, margins in some businesses may begin to recover as oil prices stabilize. However, surplus industry capacity and euro weakness will limit this recovery in the near term.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


SUBDIVISION OF ORDINARY SHARE CAPITAL

With effect from October 4, 1999, every one of BP Amoco's ordinary shares of US$0.50 each was subdivided into two ordinary shares of US$0.25 each. At the same time, one additional BP Amoco American Depository Share (BP Amoco ADS) was issued to each holder of BP Amoco ADSs for each BP Amoco ADS held, thereby maintaining the existing ratio of one BP Amoco ADS to six BP Amoco ordinary shares.

THE PROPOSED COMBINATION OF BP AMOCO AND ARCO

On April 1, 1999 the Board of BP Amoco announced that it had reached agreement on a proposed combination (the combination) with the Atlantic Richfield Company (`ARCO') of Los Angeles.

The agreement relating to the proposed combination, approved by the Boards of both BP Amoco and ARCO, provides that all common shareholders of ARCO, with the exception of BP Amoco, ARCO or any of their subsidiaries, will receive 9.84 BP Amoco ordinary shares of US$0.25 each in the form of BP Amoco ADSs or, at the election of the shareholder, BP Amoco ordinary shares, in return for the cancellation of each of their shares (other than the shares held by CH-Twenty Holdings, LLC, a subsidiary of ARCO) (the Cancelled ARCO Shares). It also provides for the issue to BP Amoco of new common shares equal in number to the Cancelled ARCO Shares by a newly enlarged ARCO formed by a statutory merger of Prairie Holdings, Inc. (a direct wholly owned subsidiary of BP Amoco) into and with ARCO. Any right to a fraction of a BP Amoco ADS or an odd lot of less than six BP Amoco ordinary shares will be satisfied by a cash payment. Both ARCO and BP Amoco shareholders voted overwhelmingly in favour of the combination at shareholders' meetings on August 30, 1999 and September 1, 1999, respectively.

BP Amoco and ARCO announced in early November 1999 that they had reached provisional agreement with the Alaskan State Governor on a package of asset disposals and other measures designed to secure Alaskan government acceptance for the proposed combination of the two companies.

Subject to the completion of the combination, BP Amoco would sell 175,000 barrels of production per day together with associated infrastructure, 620,000 acres of state and federal exploration leases, and matching stakes in the Trans-Alaska Pipeline System (TAPS).

Completion of the combination remains subject to regulatory approvals and the satisfaction of other conditions. BP Amoco and ARCO are working towards completion, which is expected by the year-end.

SUBSEQUENT EVENT

On November 11, 1999 BP Amoco announced that it had agreed to acquire for $500 million a significant part of Repsol-YPF's holding in Crescendo Resources, a natural gas producer and processor in Texas and Oklahoma. BP Amoco already holds 41 percent of Crescendo Resources, with the remaining 59 percent currently held by Repsol-YPF.

FORWARD-LOOKING STATEMENTS

The foregoing discussion, in particular the statements under `Outlook', focuses on certain trends and general market and economic conditions and outlook on production levels or rates, prices, margins and currency exchange rates and, as such, are forward-looking statements that involve risk and uncertainty that could cause actual results and developments to differ materially from those expressed or implied by this discussion. By their nature, trends and outlook on production, price, margin and currency exchange rates are difficult to forecast with any precision, and there are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements including future levels of industry product supply, demand and pricing; currency exchange rates; political stability and economic growth in relevant areas of the world; the ability to successfully integrate after merger; development and use of new technology and successful partnering; the actions of competitors, natural disasters and other changes to business conditions. Additional information, including information on factors which may affect BP Amoco's business, is contained in BP Amoco's Annual Report and Accounts for 1998 and in the Annual Report on Form 20-F for 1998 filed with the US Securities and Exchange Commission.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


MILLENNIUM IT RISK

The Year 2000 issue, which stems from computer programs written using two digits rather than four to define the applicable year, could result in processing faults on the change of century, producing a wide range of consequences.

We have conducted a risk-based review of our computer systems and computer-controlled processes and have developed plans to remediate Year 2000-related faults by replacement or repair. Apart from some global and regional systems, which are handled centrally, project implementation is devolved to the management of operating units so as to ensure complete coverage. The project is designed to minimize risks arising from the Year 2000 problem which might endanger health, safety, the environment, the Group's reputation or its cash flow.

The total cost of BP Amoco's Year 2000 program is estimated to be some $310 million, approximately $300 million of which is expected to be incurred by the end of 1999. As at September 30, 1999, some $280 million had been spent. This estimate excludes the costs of existing major systems replacement projects launched independently of the Year 2000 remediation. The Year 2000 costs are charged against income in the period in which they are incurred.

Our Year 2000 program covers all areas that are known to be impacted by the issue including IT application systems and infrastructure, process control systems and embedded microprocessors in plants, oil and gas fields and building facilities. The Year 2000 process also includes the ongoing assessment of Year 2000 readiness of critical suppliers, customers, joint ventures and partners.

BP Amoco business units have identified third parties to their business operations, and reviewed such parties' Year 2000 status. This is generally accomplished in face-to-face meetings where the company shares status reports and hard evidence of Year 2000 progress with the third party in order to give each other mutual confidence. This is typically not done in a single meeting, but is repeated at intervals as appropriate to each third party. Where satisfactory assurance is not possible, alternative plans are put in place to handle potential failure of the third party. The value of such assurances as have been received is variable, depending on the credibility of the answer which in turn depends on the thoroughness with which Year 2000 remediation has been carried out and the assurer's own exposure to third party Year 2000 risk.

Typically, new contracts include Year 2000 clauses, and where appropriate and feasible, existing contracts have had a Year 2000 clause inserted that has been agreed with local legal departments. Certain customary limitations on legal remedies do, however, remain, particularly on consequential loss.

We have finished the global inventory and risk analysis work, and the remediation and testing effort is also essentially complete. At September 30, 1999 there was a very small amount of remediation dependent on planned plant shutdowns and other remediation work consisting mainly of implementation of package software releases still outstanding. Completion of this is scheduled by the end of November 1999. Systems rationalization and organizational restructuring made necessary by the BP Amoco merger are being managed to avoid any risks which might reduce the Group's ability to meet 2000 with confidence. BP Amoco is providing information to third parties, on request, as to the progress of its Year 2000 project.

Because of the Group's widespread use of standardized hardware and global package software, in many instances the bulk of the work is achieved by upgrading to the supplier's most recent software release. BP Amoco believes its Year 2000 process is in line with best practice and is underpinned by an internal assurance process. We have not made extensive use of external verification.

The Year 2000 project has caused the deferral of some other computer systems work. Other systems projects continue to be assessed on their economic value, and are resourced from internal and external personnel. We have not experienced significant difficulties in retaining the necessary IT skills internally or obtaining them in the market.

The Year 2000 problem may affect the operation of automated non-IT systems such as those used to control certain processes in oil production facilities, pipelines, refineries and chemicals plants. In relation to the engineering process control risk in these operations, we have made some use of external engineering consultancies to help develop the methodology of risk assessment and analysis, to review progress and to ensure that the work has been carried out to an acceptable standard. We have also commissioned some of our engineering equipment suppliers to perform reviews of site systems adaptations where the supplier's expertise provides the most cost-effective means of completing this work. Emergency response systems in these operations are generally not dependent on IT and IT-related processes.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - concluded


To meet any unexpected Year 2000 failure in the Group or by key third parties, we are developing contingency plans to deliver a flexible response, especially for critical systems in the first days of 2000. Each business entity is accountable for identifying, categorizing and prioritizing risks associated with the Year 2000 transition and developing and implementing appropriate contingency plans to mitigate those risks. We have made use of our existing crisis management, emergency response, and business continuity organizations, plans and procedures in Year 2000 contingency planning. The development and testing of contingency plans is substantially complete.

Such plans and procedures use risk analysis in assessing the impact of single failures and multiple failures involving consequential knock-on effects and the appropriate response to such failures. Examples of this range from panic buying of products through significant infrastructure failures with contingency plans designed to provide a graduated response ranging from adjusting the level of operations to provision of alternative sources of supply of the affected service. We expect the need to activate contingency plans will be variable from country to country with the greater need in countries where infrastructure assessments have already revealed a lack of focus on the problem.

The Group's  objective  is to ensure  `business  as usual' in respect of our own operations. However, our detailed plans are based on assumptions about the robustness of infrastructure suppliers such as power and telecommunications, upon which our businesses are dependent. BP Amoco, together with other companies, remains exposed, to an unquantifiable degree, to the risk of major non-compliance by those suppliers and other third parties, and also to any abnormal customer demand patterns resulting from concerns about supply constraints around the 1999 year-end.

The failure by third parties to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain of BP Amoco's normal business activities or operations. Due to the general uncertainty inherent in the Year 2000 problem, we are unable to determine at this time whether any such interruptions and failures will have a material impact on the Group's results of operations. We do not, however, expect them to have a material effect on the Group's liquidity or financial condition.

The foregoing constitutes a `forward-looking statement' within the meaning of the Securities Act of 1933. It is based on management's current expectations, estimates and projections, which could ultimately prove to be inaccurate. Factors which could affect the Group's ability to be Year 2000 compliant by the end of 1999 include the failure of third parties, including software suppliers and others, to achieve compliance, the inaccuracy of certifications received from them, and a shortage of necessary programmers, hardware and software.

1999 DIVIDENDS

On November 8, 1999, BP Amoco p.l.c. announced a third quarterly dividend for 1999 of 5 cents per Ordinary Share of 25c (Ordinary Shares) amounting to $972 million in total. The record date for qualifying US resident holders of American Depositary Receipts as well as holders of Ordinary Shares is November 19, 1999, with payment to be made on December 10, 1999.

The dividend payable on December 10, 1999 entitles qualifying ADS shareholders to a refund of the 1/9th UK tax credit (approximately $0.033) attaching to the dividend less a UK withholding tax limited to the amount of the tax credit. The effect of these arrangements for ADS holders is currently a cash payment of $0.300, a gross dividend for tax purposes of $0.333 and a potential tax credit of $0.033 per ADS.

A Dividend Reinvestment Plan was introduced with effect from the fourth quarterly dividend in respect of 1998, whereby holders of Ordinary Shares can elect to reinvest the net cash dividend in shares purchased on the London Stock Exchange. This plan is not available to any person resident in the USA or Canada, or in any jurisdiction outside the UK where such an offer requires compliance by the Company with any governmental or regulatory procedures or any similar formalities.

A dividend reinvestment facility is, however, available for holders of ADRs through the Direct Access Plan or Morgan Guaranty Trust Company of New York.

Participants in the Dividend Reinvestment Plan or the dividend reinvestment facility included in the US Direct Access Plan will receive the dividend in the form of shares on December 10, 1999.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF INCOME


                                                                  Three months ended               Nine months ended
                                                                     September 30                     September 30
                                                                     (Unaudited)                      (Unaudited)
                                                                 1999            1998 (a)         1999            1998 (a)
                                                                       ($ million, except per share amounts)

Turnover - Note 3                                              26,665          21,651           67,588          64,136
Less: joint ventures                                            4,707           4,305           11,972          11,665
                                                              ---------       ---------        ---------       ---------
Group turnover                                                 21,958          17,346           55,616          52,471

Replacement cost of sales                                      17,787          14,331           45,141          42,829
Production taxes - Note 4                                         292             170              649             509
                                                              ---------       ---------        ---------       ---------
Gross profit                                                    3,879           2,845            9,826           9,133
Distribution and administration expenses                        1,353           1,499            4,458           4,555
Exploration expense - Note 5                                      141             216              437             657
                                                              ---------       ---------        ---------       ---------
                                                                2,385             775            4,931           3,921
Other income                                                      104              92              373             568
                                                              ---------       ---------        ---------       ---------
Group replacement cost operating profit                         2,489             867            5,304           4,489
Share of profits of joint ventures                                203             213              474             635
Share of profits of associated undertakings                       156             156              391             398
                                                              ---------       ---------        ---------       ---------
Total replacement cost operating profit - Notes 6 and 7         2,848           1,591            6,169           5,522
(Loss) profit on sale of fixed assets and businesses - Note 8    (317)            780              (58)            858
Restructuring costs - Note 8                                     (184)              -           (1,687)              -
                                                              ---------       ---------        ---------       ---------
Replacement cost profit before interest and tax - Note 6        2,347           2,371            4,424           6,380
Inventory holding gains (losses) - Note 9                         643             (92)           1,222            (880)
                                                              ---------       ---------        ---------       ---------
Historical cost profit before interest and tax                  2,990           2,279            5,646           5,500
Interest expense - Note 10                                        355             313              987             866
                                                              ---------       ---------        ---------       ---------
Profit before taxation                                          2,635           1,966            4,659           4,634
Taxation - Note 11                                                738             371            1,267           1,377
                                                              ---------       ---------        ---------       ---------
Profit after taxation                                           1,897           1,595            3,392           3,257
Minority shareholders' interest                                    49              16               85              46
                                                              =========       =========        =========       =========
Profit for the period                                           1,848           1,579            3,307           3,211
                                                              =========       =========        =========       =========
Earnings per Ordinary Share - cents (b)
     Basic                                                        9.6             8.2             17.1            16.8
     Diluted                                                      9.5             8.2             17.0            16.8
                                                              ---------       ---------        ---------       ---------
Earnings per American depositary share - cents (b)
     Basic                                                       57.6            49.2            102.6           100.8
     Diluted                                                     57.0            49.2            102.0           100.8
                                                              ---------       ---------        ---------       ---------

Average number of outstanding Ordinary Shares (millions) (c)   19,402          19,193           19,376          19,162
                                                              =========       =========        =========       =========

---------------

(a) Restated - for further information see Note 2.

(b) A summary of the material adjustments to profit for the period which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 14.

(c) Average number of shares reflects the share split of October 4, 1999.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET


                                                    September 30, 1999                      December 31, 1998   (a)
                                                       (Unaudited)
                                                                           ($ million)
Fixed assets
   Intangible assets                                              3,637                                   3,037
   Tangible assets                                               52,616                                  54,880
   Investments                                                   10,271                                   9,772
                                                              -----------                              ----------
                                                                 66,524                                  67,689
Current assets
   Inventories                                       4,827                                    3,642
   Receivables                                      16,317                                   12,709
   Investments                                         347                                      470
   Cash at bank and in hand                            536                                      405
                                                  ----------                              -----------
                                                    22,027                                   17,226
                                                  ----------                              -----------

Current liabilities - falling due within one year
   Finance debt                                      4,160                                    2,837
   Accounts payable and accrued liabilities         15,842                                   15,329
                                                  ----------                              -----------
                                                    20,002                                   18,166
                                                  ----------                              -----------

Net current liabilities                                           2,025                                    (940)
                                                              -----------                              ----------
Total assets less current liabilities                            68,549                                  66,749

Noncurrent liabilities
   Finance debt                                     11,511                                   10,918
   Accounts payable and accrued liabilities          2,197                                    2,047
   Provisions for liabilities and charges           10,322                                   10,100
                                                  ----------                              -----------
                                                                 24,030                                  23,065
                                                              -----------                              ----------
Net assets                                                       44,519                                  43,684
Minority shareholders' interest                                   1,152                                   1,072
                                                              ===========                              ==========

BP Amoco shareholders' interest (b) - Note 14                    43,367                                  42,612
                                                              ===========                              ==========

Represented by:
Capital shares
   Preference                                                        21                                      21
   Ordinary                                                       4,869                                   4,842
Paid-in surplus                                                   3,525                                   3,386
Retained earnings                                                34,255                                  33,666
Merger reserve                                                      697                                     697
                                                              ===========                              ==========
                                                                 43,367                                  42,612
                                                              ===========                              ==========



---------------

(a) Restated - for further information see Note 2.

(b) A summary of the material adjustments to profit for the period which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 14.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENT OF CASHFLOWS


                                                              Three months ended                Nine months ended
                                                                 September 30                      September 30
                                                                 (Unaudited)                       (Unaudited)
                                                             1999            1998              1999            1998
                                                                                  ($ million)

Net cash inflow from operating activities                   2,689           2,962             5,847           7,612
                                                          ---------       ---------         ---------       ---------
Dividends from joint ventures                                 371             296               813             497
                                                          ---------       ---------         ---------       ---------
Dividends from associated undertakings                         25              97               168             287
                                                          ---------       ---------         ---------       ---------
Servicing of finance and returns on investments
Interest received                                              33              52               115             171
Interest paid                                                (209)           (232)             (806)           (758)
Dividends received                                              8              15                28              26
Dividends paid to minority shareholders                       (49)            (21)             (145)            (61)
                                                          ---------       ---------         ---------       ---------
Net cash outflow from servicing of finance
and returns on investments                                   (217)           (186)             (808)           (622)
                                                          ---------       ---------         ---------       ---------
Taxation
UK corporation tax                                            (48)            (60)             (179)           (187)
Overseas tax                                                 (400)           (244)             (462)         (1,013)
                                                          ---------       ---------         ---------       ---------
Tax paid                                                     (448)           (304)             (641)         (1,200)
                                                          ---------       ---------         ---------       ---------

Capital expenditure
Payments for fixed assets                                  (1,473)         (2,163)           (4,666)         (6,450)
Proceeds from the sale of fixed assets                        419             120               858             700
                                                          ---------       ---------         ---------       ---------
Net cash outflow for capital expenditure                   (1,054)         (2,043)           (3,808)         (5,750)
                                                          ---------       ---------         ---------       ---------

Acquisitions and disposals
Investments in associated undertakings                         (2)           (163)             (141)           (383)
Acquisitions                                                   (4)            (28)              (49)           (233)
Net investment in joint ventures                             (226)            (61)             (495)            (33)
Proceeds from the sale of businesses                          196             703               288             780
                                                          ---------       ---------         ---------       ---------
Net cash (outflow) inflow for acquisitions and disposals      (36)            451              (397)            131
                                                          ---------       ---------         ---------       ---------
Equity dividends paid                                        (967)           (589)           (3,164)         (1,766)
                                                          =========       =========         =========       =========
Net cash inflow (outflow)                                     363             684            (1,990)           (811)
                                                          =========       =========         =========       =========

Financing (Note 12)                                           227           1,037            (2,040)           (376)
Management of liquid resources                                 55            (238)             (106)           (456)
Increase (decrease) in cash                                    81            (115)              156              21
                                                          =========       =========         =========       =========
                                                              363             684            (1,990)           (811)
                                                          =========       =========         =========       =========

---------------

(a) This cash flow statement has been prepared in accordance with UK GAAP. A cash flow statement prepared on the basis of US GAAP is included in Note 14.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF CASHFLOWS - continued


                                                              Three months ended                Nine months ended
                                                                 September 30                      September 30
                                                                 (Unaudited)                       (Unaudited)
                                                             1999            1998 (a)          1999            1998 (a)
                                                                                  ($ million)

Reconciliation of historical cost profit before interest
and tax to net cash inflow from operating activities
Historical cost profit before interest and tax              2,990           2,279             5,646           5,500
Depreciation and amounts provided                           1,197           1,122             3,593           3,796
Exploration expenditure written off                           135              97               270             277
Share of profits of joint ventures and
associated undertakings +                                    (568)           (443)           (1,307)           (914)
Interest and other income                                     (53)            (72)             (166)           (207)
Loss (profit) loss on sale of fixed assets and businesses     308            (670)              102            (748)
Charge for provisions                                         144              75               623             222
Utilization of provisions                                     (61)            (16)             (271)           (180)
(Increase) decrease in stocks                                (586)            141            (1,190)            659
(Increase) decrease in debtors                               (350)            265            (2,138)          1,430
(Decrease) increase in creditors                             (467)            184               685          (2,223)
                                                          =========       =========         =========       =========
Net cash inflow from operating activities                   2,689           2,962             5,847           7,612
                                                          =========       =========         =========       =========

Financing
Long-term borrowing                                          (303)           (217)           (1,969)         (1,778)
Repayments of long-term borrowing                             603             235             1,954           1,115
Short-term borrowing                                         (164)            921            (2,819)           (615)
Repayments of short-term borrowing                            143             116             1,012             412
                                                          ---------       ---------         ---------       ---------
                                                              279           1,055            (1,822)           (866)
Issue of ordinary share capital                               (52)            (41)             (218)            (94)
Repurchase of ordinary share capital                            -              23                 -             584
                                                          =========       =========         =========       =========
Net cash outflow (inflow) from financing                      227           1,037            (2,040)           (376)
                                                          =========       =========         =========       =========


---------------

+    Includes the following amounts of depreciation for
     the BP/Mobil European JV                                  77              76               227             224
                                                          =========       =========         =========       =========

(a) Restated - for further information see Note 2.

(b) This cash flow statement has been prepared in accordance with UK GAAP. A cash flow statement prepared on the basis of US GAAP is included in Note 14.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                      CAPITAL EXPENDITURE AND ACQUISITIONS


                                                              Three months ended                Nine months ended
                                                                 September 30                      September 30
                                                                 (Unaudited)                       (Unaudited)
                                                             1999            1998              1999            1998
                                                                                  ($ million)
By business

Exploration and Production
     UK                                                       135             447               582           1,323
     Rest of Europe                                            44              44                57             135
     USA                                                      318             592             1,083           1,622
     Rest of World                                            278             535             1,089           1,688
                                                          ---------       ---------         ---------       ---------
                                                              775           1,618             2,811           4,768
                                                          ---------       ---------         ---------       ---------

Refining and Marketing
     UK                                                        47              25               122              84
     Rest of Europe                                           134             148               310             333
     USA                                                      151             228               435             617
     Rest of World                                             67              90               177             226
                                                          ---------       ---------         ---------       ---------
                                                              399             491             1,044           1,260
                                                          ---------       ---------         ---------       ---------

Chemicals
     UK                                                       133              71               296             190
     Rest of Europe                                            51              56               183             378
     USA                                                       65             123               212             327
     Rest of World                                             70              53               147             166
                                                          ---------       ---------         ---------       ---------
                                                              319             303               838           1,061
                                                          ---------       ---------         ---------       ---------

Other businesses and corporate                                118              55               226             443
                                                          =========       =========         =========       =========
                                                            1,611           2,467             4,919           7,532
                                                          =========       =========         =========       =========

By geograpical area
     UK                                                       355             552             1,075           1,869
     Rest of Europe                                           234             252               557             889
     USA                                                      606             986             1,872           2,693
     Rest of World                                            416             677             1,415           2,081
                                                          ---------       ---------         ---------       ---------
                                                            1,611           2,467             4,919           7,532
                                                          =========       =========         =========       =========
Includes the following amounts for the BP/Mobil
European joint venture                                        175             161               409             399
                                                          =========       =========         =========       =========

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                              OPERATING INFORMATION

                                                              Three months ended                Nine months ended
                                                                 September 30                      September 30
                                                                 (Unaudited)                       (Unaudited)
                                                             1999            1998              1999            1998
Average oil realizations - $/bbl*
     UK                                                     19.86           12.20             15.17           13.18
     USA                                                    18.18           11.25             14.02           12.30
     Rest of World                                          19.32           11.18             14.80           11.71
     BP Amoco average                                       19.17           11.59             14.68           12.46
Average natural gas realizations - $/mcf
     UK                                                      1.96            2.51              2.19            2.83
     USA                                                     2.37            1.72              1.97            1.81
     Rest of World                                           1.59            1.58              1.54            1.69
     BP Amoco average                                        1.99            1.77              1.87            1.93
Crude oil and natural gas liquids production
(thousand barrels per day), (net of royalties)
     UK                                                       564             528               572             499
     Rest of Europe                                           100              89               101             106
     USA                                                      791             813               800             836
     Rest of World                                            592             599               592             586
                                                          =========       =========         =========       =========
Total crude oil and liquids production                      2,047           2,029             2,065           2,027
                                                          =========       =========         =========       =========
Natural gas production (million cubic feet per day)
     UK                                                     1,040             950             1,219           1,228
     Rest of Europe                                           112             127               166             178
     USA                                                    2,359           2,288             2,391           2,384
     Rest of World                                          2,406           1,979             2,201           1,956
                                                          =========       =========         =========       =========
Total natural gas production                                5,917           5,344             5,977           5,746
                                                          =========       =========         =========       =========
Indicative global refining margins - $/bbl
     North West Europe                                       1.18            1.07              0.74            1.87
     USA                                                     1.51            1.38              1.22            2.04
     Singapore                                               1.14            0.88              1.07            1.65
     BP Amoco average                                        1.30            1.16              0.99            1.90
Refinery throughputs (thousand barrels per day)
     UK                                                       245             271               268             296
     Rest of Europe                                           532             553               538             544
     USA                                                    1,376           1,485             1,345           1,542
     Rest of World                                            353             349               373             360
                                                          =========       =========         =========       =========
                                                            2,506           2,658             2,524           2,742
                                                          =========       =========         =========       =========
Oil sales volumes (thousand barrels per day)
Refined products
     UK                                                       236             265               235             259
     Rest of Europe                                           787             752               786             755
     USA                                                    1,552           1,525             1,536           1,483
     Rest of World                                            576             598               601             594
                                                          ---------       ---------         ---------       ---------
     Total marketing sales                                  3,151           3,140             3,158           3,091
     Trading/supply sales                                   1,549           1,785             1,751           1,720
                                                          ---------       ---------         ---------       ---------
     Total refined product sales                            4,700           4,925             4,909           4,811
Crude oil                                                   5,883           4,675             4,668           4,226
                                                          =========       =========         =========       =========
Total oil sales                                            10,583           9,600             9,577           9,037
                                                          =========       =========         =========       =========
Chemicals production+ (thousand tonnes)
     UK                                                       914             981             2,830           2,862
     Rest of Europe                                         1,475           1,442             4,391           4,056
     USA                                                    2,487           2,330             7,274           6,864
     Rest of World                                            603             437             1,642           1,313
                                                          =========       =========         =========       =========
Total production                                            5,479           5,190            16,137          15,095
                                                          =========       =========         =========       =========

*    Crude oil and natural gas liquids
+ Includes BP Amoco share of associated undertakings and other interests in production.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. The interim financial statements and notes included in this Report should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 1998 included in BP Amoco's Report on Form 6-K filed with the Securities and Exchange Commission on July 7, 1999. The restated financial statements of BP Amoco included in BP Amoco's Report on Form 6-K filed on July 7, 1999 modify and supersede the financial statements included in BP Amoco's Annual Report on Form 20-F for the year ended December 31, 1998. The financial statements included in such Form 6-K have been restated to reflect the adoption of FRS No12, effective as of January 1, 1999, and also to correct reserve information.

2.   New accounting standard

     The Group has adopted Financial Reporting Standard No. 12 `Provisions, Contingent Liabilities and Contingent Assets' (FRS12) with effect from
     January 1, 1999. This standard changes the criteria for recognizing provisions for such costs as decommissioning, environmental liabilities and restructuring charges. It also requires provisions for liabilities which may not be settled for a number of years to be discounted to their net present value. The adoption of this standard has been treated as a change in accounting policy. Comparative figures have been restated to reflect this change in accounting policy.

     The principal effects of the adoption of FRS12 are as follows:

     (a) Provisions for environmental liabilities are determined on a discounted basis as the effect of the time value of money is material. Previously these liabilities were on an undiscounted basis.

     (b)    Provisions  for   decommissioning  are  recognized  in  full,  on  a
            discounted basis, at the commencement of oil and natural gas production. The Group's prior practice was to accrue the expected cost of decommissioning oil and natural gas production facilities on a unit-of-production basis over the life of the field. FRS12 also requires the Group to capitalize an amount equivalent to the provision as a tangible fixed asset and to amortize this amount over the life of the field on a unit-of-production basis.

     (c)    The   unwinding  of  the   discount,   which   represents  a
            period-by-period cost, is included within interest expense.

     The adjustments to total replacement cost operating profit for businesses and interest expense are as follows:


                                                              Three months ended                Nine months ended
                                                                 September 30                      September 30
                                                                 (Unaudited)                       (Unaudited)
                                                             1999            1998              1999            1998
                                                                                  ($ million)
     Exploration and Production                                24              21                69              62
                                                          ---------       ---------         ---------       ---------
     Total replacement cost operating profit                   24              21                69              62
     Interest expense                                         (33)            (30)              (96)            (90)
                                                          =========       =========         =========       =========
     Decrease in profit for the period                         (9)             (9)              (27)            (28)
                                                          =========       =========         =========       =========

     The adjustments to tangible assets and provisions for liabilities and charges at December 31, 1998 are as follows:

                                                                                                         ($ million)

     Tangible assets                                                                                            415
     Other creditors                                                                                             62
     Other provisions                                                                                           349
                                                                                                            =========
     Increase in BP Amoco shareholders' interest                                                                826

                                                                                                            =========

                        BP AMOCO p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


                                                              Three months ended                Nine months ended
                                                                 September 30                      September 30
                                                                 (Unaudited)                       (Unaudited)
                                                             1999            1998              1999            1998
                                                                                  ($ million)
3.   Turnover
     By business
     Exploration and Production                             6,301           4,086            15,177          13,163
     Refining and Marketing                                16,697          12,673            40,852          37,354
     Chemicals                                              2,297           2,348             6,668           7,466
     Other businesses and corporate                            39              44               114             150
                                                          ---------       ---------         ---------       ---------
                                                           25,334          19,151            62,811          58,133
     Less: Sales between businesses                         3,376           1,805             7,195           5,662
                                                          ---------       ---------         ---------       ---------
     Group excluding joint ventures                        21,958          17,346            55,616          52,471
     Sales of joint ventures                                4,707           4,305            11,972          11,665
                                                          =========       =========         =========       =========
                                                           26,665          21,651            67,588          64,136
                                                          =========       =========         =========       =========

     By geographical area
     UK                                                     8,139           5,812            19,331          17,276
     Rest of Europe                                         1,561           1,452             4,219           4,516
     USA                                                   10,255           8,357            25,928          25,491
     Rest of World                                          5,235           3,394            12,937          10,747
                                                          ---------       ---------         ---------       ---------
                                                           25,190          19,015            62,415          58,030
     Less: Sales between areas                              3,232           1,669             6,799           5,559
                                                          =========       =========         =========       =========
     Group excluding joint ventures                        21,958          17,346            55,616          52,471
                                                          =========       =========         =========       =========
     Sales of joint ventures
     UK                                                     1,155             861             2,738           2,645
     Rest of Europe                                         4,428           3,974            10,945          10,722
     USA                                                       36               8                87              33
     Rest of World                                            143              65               429             204
                                                          ---------       ---------         ---------       ---------
                                                            5,762           4,908            14,199          13,604
     Less: Sales between areas                              1,055             603             2,227           1,939
                                                          =========       =========         =========       =========
                                                            4,707           4,305            11,972          11,665
                                                          =========       =========         =========       =========
4.   Production taxes
     UK petroleum revenue tax                                  72              10               154              43
     Overseas production taxes                                220             160               495             466
                                                          =========       =========         =========       =========
                                                              292             170               649             509
                                                          =========       =========         =========       =========
5.   Exploration expense
     Exploration and Production
         UK                                                    16              35                36              86
         Rest of Europe                                         -              35                35              75
         USA                                                   65              56               115             165
         Rest of World                                         60              90               251             331
                                                          =========       =========         =========       =========
                                                              141             216               437             657
                                                          =========       =========         =========       =========

6.   Replacement cost profit

     Replacement cost profits reflect the current cost of supplies. The replacement cost profit for the period is arrived at by excluding from the historical cost profit inventory holding gains and losses. These are the difference between the amount that is charged to cost of sales on a first-in, first-out (FIFO) basis of inventory valuation and the amount charged to cost of sales based on the average cost of supplies incurred during the period. The former basis is used in arriving at the historical cost result whereas the latter basis is used in arriving at the replacement cost result. For further discussion of replacement cost operating profit see Item 8 of BP Amoco's Report on Form 6-K for the year ended December 31, 1998, filed on July 7, 1999.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


                                                              Three months ended                Nine months ended
                                                                 September 30                      September 30
                                                                 (Unaudited)                       (Unaudited)
                                                             1999            1998              1999            1998
                                                                                  ($ million)
7.   Total  replacement  cost  operating  profit
     By  business
     Exploration  and Production
     UK                                                       677             338             1,461           1,328
     Rest of Europe                                           207              69               437             303
     USA                                                      600             178             1,223           1,007
     Rest of World                                            756             147             1,440             151
                                                          ---------       ---------         ---------       ---------
                                                            2,240             732             4,561           2,789
                                                          ---------       ---------         ---------       ---------
     Refining and Marketing
     UK                                                       102             103               147             248
     Rest of Europe                                            91             188               249             464
     USA                                                      305             317               750             958
     Rest of World                                            143              72               401             388
                                                          ---------       ---------         ---------       ---------
                                                              641             680             1,547           2,058
                                                          ---------       ---------         ---------       ---------
     Chemicals
     UK                                                        (1)              -                15             147
     Rest of Europe                                             8             118                90             260
     USA                                                      124             158               386             545
     Rest of World                                             12              30                56              23
                                                          ---------       ---------         ---------       ---------
                                                              143             306               547             975
                                                          ---------       ---------         ---------       ---------
     Other businesses and corporate                          (176)           (127)             (486)           (300)
                                                          =========       =========         =========       =========
                                                            2,848           1,591             6,169           5,522
                                                          =========       =========         =========       =========
     By geographical area
     UK                                                       668             379             1,412           1,602
     Rest of Europe                                           350             386               823           1,031
     USA                                                      930             559             2,041           2,257
     Rest of World                                            900             267             1,893             632
                                                          ---------       ---------         ---------       ---------
                                                            2,848           1,591             6,169           5,522
                                                          =========       =========         =========       =========
     Includes the following amounts for joint
     ventures and associated undertakings                     359             369               865           1,033
                                                          =========       =========         =========       =========

8.   Analysis of  exceptional  items
     Profit(loss)on sale of fixed assets
     and businesses
     Exploration and Production                              (419)            272              (420)            351
     Refining and Marketing                                    12             422               115             417
     Chemicals                                                 89              90               253              90
     Other businesses and corporate                             1              (4)               (6)              -
                                                          ---------       ---------         ---------       ---------
                                                             (317)            780               (58)            858
     Restructuring costs                                     (184)              -            (1,687)              -
                                                          ---------       ---------         ---------       ---------
     Total exceptional items before taxation                 (501)            780            (1,745)            858
                                                          ---------       ---------         ---------       ---------
     Includes the following amounts for joint
     ventures and associated undertakings                     (11)            110                36             110
                                                          =========       =========         =========       =========

                        BP AMOCO p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


8.   Analysis of exceptional items - continued

     During the three months and the nine months ended September 30, 1999, BP Amoco recognized exceptional charges before tax of $184 million and $1,687 million, respectively, for restructuring costs following the merger of BP and Amoco at the end of 1998. Most of these costs relate to the Group's US operations. The greater part of the costs incurred in the three months ended September 30, 1999 related to employee severance. Of the costs incurred in the nine months ended September 30, 1999, some $959 million related to employee severance and $385 million to property rationalization. Cash outlays in respect of these exceptional charges amounted to approximately $850 million in the nine months ended September 30, 1999. In the three months ended September 30, 1999 approximately 2,100 employees left the Group. During the nine months ended September 30, 1999 approximately 14,700 employees were notified of the termination of their employment and 12,900 of these left. Most of these were exploration and production staff, mainly in Houston, Texas, and business head office and corporate staff in Chicago, Illinois, and Cleveland, Ohio.


                                                              Three months ended                Nine months ended
                                                                 September 30                      September 30
                                                                 (Unaudited)                       (Unaudited)
                                                             1999            1998              1999            1998
                                                                                  ($ million)
9.   Inventory holding gains (losses)
     Exploration and Production                                (3)              6               (13)            (10)
     Refining and Marketing                                   582             (31)            1,158            (763)
     Chemicals                                                 64             (67)               77            (107)
                                                          ---------       ---------         ---------       ---------
                                                              643             (92)            1,222            (880)
                                                          =========       =========         =========       =========
     Includes the following amounts for joint ventures
     and associated undertakings                              220             (36)              406            (229)
                                                          =========       =========         =========       =========

10.  Interest expense
     Group interest payable                                   285             259               784             763
     Capitalized                                               (7)            (20)              (33)           (104)
                                                          ---------       ---------         ---------       ---------
                                                              278             239               751             659
     Joint ventures                                            13               7                44              40
     Associated undertakings                                   31              37                96              77
     Unwinding of discount on provisions (Note 2)              33              30                96              90
                                                          =========       =========         =========       =========
                                                              355             313               987             866
                                                          =========       =========         =========       =========
11.  Charge for taxation
     United Kingdom                                           165             128               353             417
     Overseas                                                 573             243               914             960
                                                          ---------       ---------         ---------       ---------
                                                              738             371             1,267           1,377
                                                          =========       =========         =========       =========
     Includes the following amounts for joint ventures
     and associated undertakings                               25              58                75             129
                                                          =========       =========         =========       =========

                        BP AMOCO p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


                                                                  Three months ended               Nine months ended
                                                                     September 30                     September 30
                                                                     (Unaudited)                      (Unaudited)
                                                                 1999            1998             1999            1998
                                                                                      ($ million)

12.  Analysis of changes in net debt Opening balance
     Finance debt                                              15,850          14,779           13,755          12,877
     Less: Cash                                                   467             472              405             355
           Current asset investments                              304             847              470           1,067
                                                              ---------       ---------        ---------       ---------
     Opening net debt                                          15,079          13,460           12,880          11,455
                                                              ---------       ---------        ---------       ---------
     Closing balance
     Finance debt                                              15,671          13,759           15,671          13,759
     Less: Cash                                                   536             375              536             375
           Current asset investments                              347             612              347             612
                                                              ---------       ---------        ---------       ---------
     Closing net debt                                          14,788          12,772           14,788          12,772
                                                              =========       =========        =========       =========
     Decrease (increase) in net debt                              291             688           (1,908)         (1,317)
                                                              =========       =========        =========       =========

     Movement in cash/bank overdrafts                              81            (115)             156              21
     Increase (decrease) in current asset investments              55            (238)            (106)           (456)
     Net cash outflow (inflow) from financing
      (excluding share capital)                                   279           1,055           (1,822)           (866)
     Other movements                                             (108)             (8)            (115)            (17)
                                                              ---------       ---------        ---------       ---------
     Movements in net debt before exchange effects                307             694           (1,887)         (1,318)
     Exchange adjustments                                         (16)             (6)             (21)              1
                                                              =========       =========        =========       =========
     Decrease (increase) in net debt                              291             688           (1,908)         (1,317)
                                                              =========       =========        =========       =========

13.  Movement in BP Amoco shareholders' interest

                                                                                                 $
                                                                                               million
                                                                                             (Unaudited)

     Balance at December 31, 1998                                                               41,786
     Prior year adjustment - change in accounting policy (Note 2)                                  826
                                                                                               ---------
     As restated                                                                                42,612
     Profit for the period                                                                       3,307
     Distribution to shareholders                                                               (2,912)
     Currency translation differences                                                             (175)
     Share dividend plan                                                                           311
     Employee share schemes                                                                        224
                                                                                               =========
     Balance at September 30, 1999                                                              43,367
                                                                                               =========

                        BP AMOCO p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

14. US generally accepted accounting principles

     The following is a summary of the adjustments to profit for the period and to BP Amoco shareholders' interest which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

     Profit for the period                                        Three months ended               Nine months ended
                                                                     September 30                     September 30
                                                                     (Unaudited)                      (Unaudited)
                                                                 1999            1998             1999            1998
                                                                                      ($ million)
     Profit as reported in the consolidated
     statement of income                                        1,848           1,579            3,307           3,211


     Adjustments
                                                              ----------      ----------       ----------      ----------
     Depreciation charge                                            9             (23)               2             (53)
     Deferred taxation                                           (407)           (124)            (393)           (210)
     Interest expense                                              33              30               96              90
     Onerous property leases                                        -               -              156               -
     Decommissioning expense                                      (43)            (32)            (126)            (96)
     Severance                                                      -               -              (32)              -
     Other                                                          5               5               14               7
                                                              ----------      ----------       ----------      ----------

                                                                 (403)           (144)            (283)           (262)
                                                              =========       =========        =========       =========
     Profit for the period as adjusted to accord with US GAAP   1,445           1,435            3,024           2,949
                                                              =========       =========        =========       =========

     Profit for the period as adjusted:
     Per Ordinary Share - cents
       Basic                                                      7.4             7.5             15.6            15.4
       Diluted                                                    7.4             7.4             15.5            15.3
                                                              =========       =========        =========       =========
     Per American Depositary Share - cents (a)
       Basic                                                     44.4            45.0             93.6            92.4
       Diluted                                                   44.4            44.4             93.0            91.8
                                                              =========       =========        =========       =========


     BP Amoco shareholders' interest                              September 30, 1999               December 31, 1998   (b)
                                                                     (Unaudited)
                                                                                      ($ million)
     BP Amoco shareholders' interest as reported
     in the consolidated balance sheet                                 43,367                           42,612

     Adjustments:
                                                                      ----------                       ----------
       Fixed assets                                                     1,114                            1,112
       Deferred taxation                                               (6,148)                          (5,776)
       Ordinary shares held for further awards to employees              (432)                            (489)
       Sale and leaseback of Chicago office building                     (413)                            (413)
       Dividend announced                                                 972                              968
       Pension liability adjustment                                      (143)                            (143)
       Onerous property leases                                            149                                -
       Decommissioning and environmental provisions                      (379)                            (349)
       Severance costs                                                      -                               32
       Other                                                             (191)                            (220)
                                                                      ----------                       ----------
                                                                       (5,471)                          (5,278)
                                                                      =========                        =========
     BP Amoco shareholders' interest as adjusted
     to accord with US GAAP                                            37,896                           37,334
                                                                      =========                        =========

(a) One American Depositary share is equivalent to six Ordinary Shares.

(b) As reported in Note 46 of Notes to Financial Statements for the year ended December 31, 1998 included in BP Amoco's Report on Form 6-K filed on
     July 7, 1999.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


14.  US generally accepted accounting principles - continued

     The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:


                                                                  Three months ended               Nine months ended
                                                                     September 30                     September 30
                                                                     (Unaudited)                      (Unaudited)
                                                                 1999            1998             1999            1998
                                                                                      ($ million)
     Operating activities
     Profit after taxation                                      1,897           1,595            3,392           3,257
     Adjustments to reconcile profits after tax to
     net cash provided by operating activities
     Depreciation and amounts provided                          1,197           1,122            3,593           3,796
     Exploration expense                                          135              97              270             277
     Share of (profit) loss of joint ventures and
     associates less dividends received                          (172)            (50)            (326)           (130)
     Loss (profit) on sale of businesses and fixed assets         308            (670)             102            (748)
     Working capital movement (see analysis below)             (1,261)            173           (2,683)           (361)
     Other                                                        464             370              941             415
                                                              ---------       ---------        ---------       ---------
     Net cash provided by operating activities                  2,568           2,637            5,289           6,506
                                                              ---------       ---------        ---------       ---------

     Investing activities
     Capital expenditures                                      (1,566)         (1,918)          (4,432)         (6,316)
     Acquisitions, net of cash acquired                            (4)            (28)             (49)           (233)
     Investment in associated undertakings                         (2)           (163)            (141)           (383)
     Net investment in joint ventures                            (226)            (61)            (495)            (33)
     Proceeds from disposal of assets                             615             823            1,146           1,480
                                                              ---------       ---------        ---------       ---------
     Net cash used in investing activities                     (1,183)         (1,347)          (3,971)         (5,485)
                                                              ---------       ---------        ---------       ---------

     Financing activities
     Proceeds from shares issued (repurchased)                     52              18              218            (490)
     Proceeds from long-term financing                            303             217            1,969           1,778
     Repayments of long-term financing                           (603)           (235)          (1,954)         (1,115)
     Net increase (decrease) in short-term debt                    21          (1,037)           1,807             203
     Dividends paid   -    BP Amoco                              (967)           (589)          (3,164)         (1,766)
                      -    Minority shareholders                  (49)            (21)            (145)            (61)
                                                              ---------       ---------        ---------       ---------
     Net cash used in financing activities                     (1,243)         (1,647)          (1,269)         (1,451)
                                                              ---------       ---------        ---------       ---------
     Currency translation differences relating to
     cash and cash equivalents                                    (27)             21              (42)              2
                                                              ---------       ---------        ---------       ---------
     (Decrease) increase in cash and cash equivalents             115            (336)               7            (428)
                                                              ---------       ---------        ---------       ---------
     Cash and cash equivalents at beginning of period             686           1,246              794           1,338
                                                              ---------       ---------        ---------       ---------
     Cash and cash equivalents at end of period                   801             910              801             910
                                                              ---------       ---------        ---------       ---------

     Analysis of working capital movement
     Decrease (increase) in inventories                          (586)            141           (1,190)            659
     Decrease (increase) in receivables                          (549)            285           (2,069)          1,561
     Increase (decrease) in current liabilities
      (excluding finance debt)                                   (126)           (253)             576          (2,581)
                                                              =========       =========        =========       =========
     Total working capital                                     (1,261)            173           (2,683)           (361)
                                                              =========       =========        =========       =========

                        BP AMOCO p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


14.  US generally accepted accounting principles - continued

     Earnings per share

     Basic earnings per share excludes the dilutive effects of options, warrants and convertible securities. Diluted earnings per share reflects the potential dilution that could occur if options, warrants or convertible securities were exercised or converted into ordinary shares that shared in the earnings of the Group. The dilutive effect of outstanding share options is as follows:


                                                                  Three months ended               Nine months ended
                                                                     September 30                     September 30
                                                                     (Unaudited)                      (Unaudited)
                                                                 1999            1998             1999            1998
                                                                                   (shares million)
     Weighted average number of ordinary shares                19,402          19,193           19,376          19,162
     Ordinary shares issuable under employee share schemes        135              93              109              95
                                                              =========       =========        =========       =========
                                                               19,537          19,286           19,485          19,257
                                                              =========       =========        =========       =========

     Comprehensive income

     The components of comprehensive income, net of related tax are as follows:


                                                                  Three months ended               Nine months ended
                                                                     September 30                     September 30
                                                                     (Unaudited)                      (Unaudited)
                                                                 1999            1998             1999            1998
                                                                                      ($ million)
     Profit for the period as adjusted to accord with US GAAP   1,445           1,435            3,024           2,949
     Currency translation differences                             841             681             (175)            590
     Pension liability                                              -               -                -               -
                                                              =========       =========        =========       =========
     Comprehensive income                                       2,286           2,116            2,849           3,539
                                                              =========       =========        =========       =========

     Accumulated other comprehensive income at September 30, 1999 and December 31, 1998 was $(771) million and $(596) million, respectively.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

14.  US generally accepted accounting principles - continued

     Accounting for associated undertakings and joint ventures

     Under the provisions of UK Financial Reporting Standard No.9 `Associates and Joint Ventures' (`FRS9'), the Company includes its share of the results of associated undertakings and joint ventures (JVs) within various captions in the consolidated statement of income. Under US GAAP, the Company's share of the after tax profit or loss of associated undertakings and joint ventures would be recognized as a single amount. The following summarizes the reclassifications necessary to accord with US GAAP.

                                                                      Three months ended September 30, 1999
                                                                                   (Unaudited)
                                                          --------------------------------------------------------------
                                                                             As                                 US GAAP
                                                                       Reported    Reclassification        Presentation
                                                          --------------------------------------------------------------
                                                                                   ($ million)
     Consolidated statement of income
     Other income                                                          104                 499                 603
     Share of profits of JVs and associated undertakings                   359                (359)                  -
     Exceptional items before taxation                                    (501)                 11                (490)
     Inventory holding gains (losses)                                      643                (220)                423
     Interest expense                                                      355                 (44)                311
     Taxation                                                              738                 (25)                713
     Profit for the period                                               1,848                   -               1,848

                                                                      Nine months ended September 30, 1999
                                                                                   (Unaudited)
                                                          --------------------------------------------------------------
                                                                             As                                 US GAAP
                                                                       Reported    Reclassification        Presentation
                                                          --------------------------------------------------------------
                                                                                   ($ million)
     Consolidated statement of income
     Other income                                                          373               1,092               1,465
     Share of profits of JVs and associated undertakings                   865                (865)                  -
     Exceptional items before taxation                                  (1,745)                (36)             (1,781)
     Inventory holding gains (losses)                                    1,222                (406)                816
     Interest expense                                                      987                (140)                847
     Taxation                                                            1,267                 (75)              1,192
     Profit for the period                                               3,307                   -               3,307

                                                                      Three months ended September 30, 1998
                                                                                   (Unaudited)
                                                          --------------------------------------------------------------
                                                                             As                                 US GAAP
                                                                       Reported    Reclassification        Presentation
                                                          --------------------------------------------------------------
                                                                                   ($ million)
     Consolidated statement of income
     Other income                                                           92                 341                 433
     Share of profits of JVs and associated undertakings                   369                (369)                  -
     Exceptional items before taxation                                     780                (110)                670
     Inventory holding gains (losses)                                      (92)                 36                 (56)
     Interest expense                                                      313                 (44)                269
     Taxation                                                              371                 (58)                313
     Profit for the period                                               1,579                   -               1,579

                                                                      Nine months ended September 30, 1998
                                                                                   (Unaudited)
                                                          --------------------------------------------------------------
                                                                             As                                 US GAAP
                                                                       Reported    Reclassification        Presentation
                                                          --------------------------------------------------------------
                                                                                   ($ million)
     Consolidated statement of income
     Other income                                                          568                 668               1,236
     Share of profits of JVs and associated undertakings                 1,033              (1,033)                  -
     Exceptional items before taxation                                     858                (110)                748
     Inventory holding gains (losses)                                     (880)                229                (651)
     Interest expense                                                      866                (117)                749
     Taxation                                                            1,377                (129)              1,248
     Profit for the period                                               3,211                   -               3,211

                        BP AMOCO p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - concluded


14.  US generally accepted accounting principles - concluded

     Impact of new accounting standards

     Start-up costs: Effective January 1, 1999 the Group adopted the American Institute of Certified Public Accountants' issued Statement of Position No. 98-5, `Reporting on the Costs of Start-up Activities' (`SOP 98-5). This Statement requires costs associated with start-up activities and organization costs be expensed as incurred. Under its previous practice, the Group generally expensed such costs as incurred. The adoption of SOP 98-5 had no impact on the Group's results of operations and financial positions as adjusted to accord with US GAAP.

     Derivative instruments and hedging activities: In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133 `Accounting for Derivative Instruments and Hedging Activities (`SFAS 133'). The effective date of this standard was delayed for one year, to accounting periods beginning after June 15, 2000, by Statement of Financial Accounting Standards No.137, `Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133 - an amendment of FASB Statement No.133', issued in June 1999. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company has not yet completed its evaluation of the impact of adopting SFAS 133 on the Group's results of operations and financial position as adjusted to accord with US GAAP.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                        SUMMARIZED FINANCIAL INFORMATION


                                                                  Three months ended               Nine months ended
                                                                     September 30                     September 30
                                                                     (Unaudited)                      (Unaudited)
                                                                 1999            1998             1999            1998
BP America Inc. (a)(b)                                                                ($ million)
Sales and other operating revenue                               4,232           3,301           10,348           9,647
Gross profit (c)                                                  718             483            1,694           1,418
Profit for the period (e)(f)                                      131             429              249             466
                                                              =========       =========        =========       =========


                                                                  September 30, 1999               December 31, 1998   (d)
                                                                     (Unaudited)
                                                                                      ($ million)
Fixed and other assets                                                 13,769                           13,783
Current assets                                                          4,415                            3,002
                                                                      =========                        =========
Total assets                                                           18,184                           16,785
                                                                      =========                        =========
Current liabilities                                                     5,663                            5,172
Noncurrent liabilities                                                  6,421                            5,759
Shareholders' interest                                                  6,100                            5,854
                                                                      =========                        =========
Total liabilities and shareholders' interest                           18,184                           16,785
                                                                      =========                        =========


                                                                  Three months ended               Nine months ended
                                                                     September 30                     September 30
                                                                     (Unaudited)                      (Unaudited)
                                                                 1999            1998             1999            1998
The Standard Oil Company (a)(b)                                                       ($ million)
Sales and other operating revenue                               4,104           3,202           10,064           9,353
Gross profit (c)                                                  652             431            1,564           1,245
Profit for the period (e)(f)(g)                                   205             437              517             551
                                                              =========       =========        =========       =========


                                                                  September 30, 1999               December 31, 1998   (d)
                                                                     (Unaudited)
                                                                                      ($ million)
Fixed and other assets                                                 12,494                           12,387
Current assets                                                          6,119                            4,547
                                                                      =========                        =========
Total assets                                                           18,613                           16,934
                                                                      =========                        =========
Current liabilities                                                     4,071                            2,772
Noncurrent liabilities                                                  5,428                            5,562
Shareholders' interest                                                  9,114                            8,600
                                                                      =========                        =========
Total liabilities and shareholders' interest                           18,613                           16,934
                                                                      =========                        =========

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                  SUMMARIZED FINANCIAL INFORMATION - continued


                                                                  Three months ended               Nine months ended
                                                                     September 30                     September 30
                                                                     (Unaudited)                      (Unaudited)
                                                                 1999            1998             1999            1998
BP Pipelines (Alaska) Inc. (a)(b)                                                     ($ million)
Sales and other operating revenue                                 131             124              359             411
Gross profit (c)                                                   54              46              149             179
Profit for the period (a)                                          35              28               92              82
                                                              =========       =========        =========       =========


                                                                  September 30, 1999               December 31, 1998   (d)
                                                                     (Unaudited)
                                                                                      ($ million)
Fixed and other assets                                                  1,335                            1,362
Current assets                                                            935                              803
                                                                      =========                        =========
Total assets                                                            2,270                            2,165
                                                                      =========                        =========
Current liabilities                                                       152                              152
Noncurrent liabilities                                                  1,015                              994
Shareholders' interest                                                  1,103                            1,019
                                                                      =========                        =========
Total liabilities and shareholders' interest                            2,270                            2,165
                                                                      =========                        =========


                                                                  Three months ended               Nine months ended
                                                                     September 30                     September 30
                                                                     (Unaudited)                      (Unaudited)
                                                                 1999            1998             1999            1998
BP Exploration (Alaska) Inc. (a)(b)                                                   ($ million)
Sales and other operating revenue                               2,248           1,458            5,279           4,579
Gross profit (c)                                                  116              (4)             229               9
Profit for the period (e)(f)(g)                                     6              54               (4)             17
                                                              =========       =========        =========       =========


                                                                  September 30, 1999               December 31, 1998   (d)
                                                                     (Unaudited)
                                                                                      ($ million)
Fixed and other assets                                                 10,078                            9,267
Current assets                                                          2,393                            2,273
                                                                      =========                        =========
Total assets                                                           12,471                           11,540
                                                                      =========                        =========
Current liabilities                                                     1,546                              628
Noncurrent liabilities                                                  1,586                            1,582
Shareholders' interest                                                  9,339                            9,330
                                                                      =========                        =========
Total liabilities and shareholders' interest                           12,471                           11,540
                                                                      =========                        =========

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                  SUMMARIZED FINANCIAL INFORMATION - concluded


---------------

(a) BP America Inc. is a wholly-owned subsidiary of BP Amoco p.l.c.; The Standard Oil Company is a wholly-owned subsidiary of BP America Inc.; and BP Pipelines (Alaska) Inc. and BP Exploration (Alaska) Inc. are wholly-owned subsidiaries of The Standard Oil Company.

(b) As a result of adopting FRS 12 (Note 2), profit for the three months ended September 30, 1999 for BP America Inc., The Standard Oil Company and BP Exploration (Alaska) Inc. was decreased by $4 million and the profit for the nine months ended September 30, 1999 for BP America Inc., The Standard Oil Company and BP Exploration (Alaska) Inc. was decreased by $17 million, $17 million and $4 million respectively. In addition, the adoption of FRS 12 resulted in the restatement of certain prior year financial information as follows - (i) shareholders' interest at December 31, 1998 for BP America Inc., The Standard Oil Company, BP Pipelines (Alaska) Inc. and BP Exploration (Alaska) Inc. was increased by $827 million, $822 million, $281 million and $362 million, respectively; (ii) profit for the three months ended September 30, 1998 for BP America Inc. and The Standard Oil Company was decreased by $3 million and (iii) profit for the nine months ended September 30, 1998 for BP America Inc., The Standard Oil Company and BP Exploration (Alaska) Inc. was decreased by $29 million, $29 million and $12 million respectively.

(c)  Gross profit  equals  sales and other  operating  revenue  less  associated
     costs,  which  exclude   distribution  and   administration   expenses  and
     exploration expense.

(d) As reported in the restated financial statements for the year ended December 31, 1998 included in BP Amoco's Report on Form 6-K filed on July 7, 1999. The financial statements included in such Form 6-K have been restated to reflect the adoption of FRS 12, effective as of January 1, 1999, as discussed in Note (b).

(e) Profit for the three months and nine months ended September 30, 1999 for BP America Inc., The Standard Oil Company and BP Exploration (Alaska) Inc. includes a pretax charge of $100 million relating to the write down of the investment in the Badami oilfield.

(f) Profit for the three months ended September 30, 1999 for The Standard Oil Company and BP Exploration (Alaska) Inc. includes restructuring costs (Note
     8) of $26 million and $13 million respectively. Profit (loss) for the nine months ended September 30, 1999 for BP America Inc., The Standard Oil Company and BP Exploration (Alaska) Inc. includes restructuring charges of $244 million, $172 million and $48 million respectively

(g) During 1998, certain tax liabilities provided in the financial statements of BP America Inc. were transferred to BP Pipelines (Alaska) Inc. and BP Exploration (Alaska) Inc. As a result of this transfers, profit for the three months ended September 30, 1998 for The Standard Oil Company includes a tax charge of $30 million, and profit for the nine months ended September 30, 1998 for The Standard Oil Company, BP Pipelines (Alaska) Inc. and BP Exploration (Alaska) Inc. includes a tax charge of $79 million, $21 million and $28 million respectively.

                                   SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                 BP AMOCO p.l.c.
                                  (Registrant)





Dated:   November 18, 1999                By: /s/ P.J. CLAYTON
                                                  Deputy Company Secretary

                                                             Exhibit 1

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                  SUMMARIZED FINANCIAL INFORMATION - concluded


                                                                                         Nine months ended
                                                                                        September 30, 1999
                                                                                    ($ million, except ratios)

Profit before taxation                                                                         4,659

Group's share of income in excess of dividends
  of joint ventures and associated undertakings                                                 (186)

Captalized interest                                                                              (33)

                                                                                              --------
Profit as adjusted                                                                             4,440
                                                                                              --------

Fixed charges:

    Interest net of interest expense of joint ventures and
      associated undertakings and unwinding of discount                                          751
    Rental expense representative of interest                                                    229
    Captalized interest                                                                           33
                                                                                              --------
                                                                                               1,013
                                                                                              --------

Total adjusted earnings available for payment of fixed charges                                 5,453
                                                                                              ========

Ratio of earnings to fixed charges                                                              5.38
                                                                                              ========

Total adjusted earnings available for payment of fixed charges, after taking
account of adjustments to profit before taxation to accord with US GAAP (a)                    5,563
                                                                                              ========

Ratio of earnings to fixed charges with adjustments to accord with US GAAP                      5.49
                                                                                              ========



---------------

(a)  See Note 14 of Notes to Consolidated Financial Statements.